                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Amendment No. 1
                                      to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                             Dyersburg Corporation
                             ---------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  267575-10-8
                                  -----------
                                 (CUSIP Number)

                           Kenneth M. Socha, Esquire
                                   Suite 610
                              1627 I Street, N.W.
                            Washington, D.C.  20006
                                 (202) 452-0101

- ------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 9, 1996
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement [_].

CUSIP NO.  267575-10-8
           -----------

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Kurt T. Borowsky
- --------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)    __
       (b)    X
              -
- --------------------------------------------------------------------------------
3)     SEC Use Only
- --------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable
- --------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  /___/
- --------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States
- --------------------------------------------------------------------------------
Number of Shares       7)  Sole Voting Power .  .  .  .  .  .  .  .  .   177,263
Beneficially Owned     ---------------------------------------------------------
by Each Reporting      8)  Shared Voting Power .  .  .  .  .  .  .  .  1,595,370
Person With            ---------------------------------------------------------
                       9)  Sole Dispositive Powers  .  .  .  .  .  .  .  177,263
                       ---------------------------------------------------------
                       10)  Shared Dispositive Power  .  .   .  .  .   1,595,370
- --------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person .    .    .    .    .    .    .    .   .  1,772,633
- --------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  .    .    .    .    .    .    .    .   .   Not Applicable
- --------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  .     .     .  13.46%
- --------------------------------------------------------------------------------
14)    Type of Reporting Person .    .     .     .     .     .     .   .   .  IN

CUSIP NO.  267575-10-8
           -----------

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       David J. Roy
- --------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)  __
       (b)   X
            --
- --------------------------------------------------------------------------------
3)     SEC Use Only
- --------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable
- --------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  /___/
- --------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States
- --------------------------------------------------------------------------------
Number of Shares       7)  Sole Voting Power .     .   .  .  .  .  .  .   .  -0-
Beneficially Owned     ---------------------------------------------------------
by Each Reporting      8)  Shared Voting Power .   .   .  .  .   .   . 1,595,370
Person With            ---------------------------------------------------------
                       9)  Sole Dispositive Powers  .  .  .  .   .  .  .   . -0-
                       ---------------------------------------------------------
                       10)  Shared Dispositive Power  .    .  .   .  . 1,595,370
- --------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person .    .    .    .    .    .    .    .    . 1,595,370
- --------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  .     .     .     .     .     .     .      Not Applicable
- --------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  .     .     .  12.12%
- --------------------------------------------------------------------------------
14)    Type of Reporting Person .    .     .     .     .     .     .      .   IN

CUSIP NO.  267575-10-8
           -----------

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.

       Van Beuren Management Trust
- --------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)  __
       (b)   X
            --
- --------------------------------------------------------------------------------
3)     SEC Use Only
- --------------------------------------------------------------------------------
4)     Source of Funds

       Not Applicable
- --------------------------------------------------------------------------------
5)     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  /___/
- --------------------------------------------------------------------------------
6)     Citizenship or Place of Organization

       United States
- --------------------------------------------------------------------------------
Number of Shares       7)  Sole Voting Power .     .   .  .  .  .  .  .  .   -0-
Beneficially Owned     ---------------------------------------------------------
by Each Reporting      8)  Shared Voting Power .   .   .  .   .    .   1,595,370
Person With            ---------------------------------------------------------
                       9)  Sole Dispositive Powers  .  .  .     .  .   .     -0-
                       ---------------------------------------------------------
                       10)  Shared Dispositive Power  .    .  .   .    1,595,370
- --------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by
       Each Reporting Person .    .    .    .    .    .    .    .    . 1,595,370
- --------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  .    .    .    .    .    .    .    .    .  Not Applicable
- --------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)  .     .     .  12.12%
- --------------------------------------------------------------------------------
14)    Type of Reporting Person .    .     .     .     .     .     .      .   00

Item 1.  Security and Issuer:

         Common Stock, par value $.01 per share, of Dyersburg Corporation 1315 East Phillips Street, P.O. Box 767,
         Dyersburg, TN  38024

Item 2.  Identity and Background

General. Item 2 is hereby supplemented to reflect the Van Beuren Management
         Trust, which acquired 1,595,370 shares of Dyersburg Corporation Common Stock by distribution from VBM Investment Trust I ("VBM"). Messrs. Borowsky and Roy were the sole trustees of VBM and are the sole trustees of Van Beuren Management Trust.

                                                    Present Occupation and Name,
                                                    Principal Business Address
                                                    of Name of Filing
                                                    Organization in which Person
                                                    Business Address such
                                                    Employment is
(Items 2(a))                    (Item 2(b))         Conducted (Item 2(c))
- ------------                 ----------------       ---------------------

1.  Kurt T. Borowsky         330 South Street,      Chairman of Van Beuren
                             P.O. Box 1975          Management, Inc. (finan-
                             Morristown, NJ         cial management) Vice
                             07962                  Chairman, Harding Service
                                                    LLC (management consulting)
                                                    330 South St., P.O. Box 1975
                                                    Morristown, NJ 07962

2.  David J. Roy             330 South Street,      President; The Cambridge
                             P.O. Box 1975          Group (consulting) 1334
                             Morristown, NJ         Park View Avenue,
                             07962                  Manhattan Beach, CA
                                                    90266; Vice Chairman of
                                                    Van Beuren Management,
                                                    Inc.(financial manage-
                                                    ment); 330 South St., P.O. Box 1975
                                                    Morristown, NJ 07962

3.  Van Beuren               330 South Street       Private irrevocable trust
    Management Trust         P.O. Box 1975
                             Morristown, NJ
                             07962

Item 2(d) & (e)

            During the last five years, neither Mr. Borowsky nor Mr. Roy nor Van Beuren Management Trust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
            (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to Federal or State securities laws or finding any violation with respect to any such laws.


Item 2(f).  Citizenship of Each Person Filing:

            United States

Item 3.     Source and Amount of Funds or Other Considerations

            Not Applicable

Item 4. This amendment is necessitated solely by the fact that on September 9, 1996, all of the assets of VBM Investment Trust I were distributed to Van Beuren Management Trust. Kurt T. Borowsky and David J. Roy, who were the sole trustees of VBM Investment Trust I are also the sole trustees of Van Beuren Management Trust and, therefore, retain beneficial ownership of the shares of Dyersburg Common Stock owned by the Trust.

Item 5.     Interest in Securities of the Issuer.

            By virtue of their status as co-trustees of the Van Beuren Management Trust, Messrs. Borowsky and Roy share voting and investment power (together with the Trust itself) and may be deemed to be the beneficial owners of the 1,595,370 shares of Dyersburg Corporation Common Stock (the "Common Stock") held by the Trust, representing 12.12% of the outstanding Common Stock. Each of Messrs. Borowsky and Roy disclaim beneficial ownership of all of the shares of Common Stock held by the Trust. Mr. Borowsky also holds directly 177,263 (1.11%) shares of the Common Stock and has voting and dispositive power over his directly held shares. Mr. Roy does not directly hold any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understanding, Relationships with Respect to Securities of the Issuer.

            Not Applicable.

Item 7.     Material to be filed as Exhibits.

            1.    Joint Filing Agreement.
            2. Power of Attorney appointing Kenneth M. Socha as attorney in fact.

                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 24, 1996          /s/ Kurt T. Borowsky *
                            --------------------
                            by:  Kurt T. Borowsky



                            /s/ David J. Roy *
                            ----------------
                            by:  David J. Roy


                            VAN BEUREN MANAGEMENT TRUST

                            /s/ Kurt T. Borowsky *
                            --------------------
                            by:  Kurt T. Borowsky, Trustee


* /s/ Kenneth M. Socha
  ------------------------
  By: Kenneth M. Socha, Attorney-in-Fact

                                                                 EXHIBIT 1


                             JOINT FILING AGREEMENT


       The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.


September 24, 1996          /s/ Kurt T. Borowsky*
                            --------------------
                            by:  Kurt T. Borowsky



                            /s/ David J. Roy*
                            ----------------
                            by:  David J. Roy



                            VAN BEUREN MANAGEMENT TRUST

                            /s/ Kurt T. Borowsky*
                            --------------------
                            by:  Kurt T. Borowsky, Trustee



*/s/ Kenneth M. Socha
- ---------------------
by:  Kenneth M. Socha, Attorney-in-Fact

                                                                       Exhibit 2


                               POWER OF ATTORNEY



       Each of the undersigned hereby appoints Kenneth M. Socha as his true and lawful agent (with full power of substitution) to act in his name, place or stead to execute and file with the Securities and Exchange Commission a Schedule 13D under the Securities Exchange Act of 1934 (including any and all amendments thereto) reporting his interest in shares of common stock of Dyersburg Corporation together with the other information required thereby and a Joint Filing Agreement in connection therewith.

       THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY SUBSEQUENT DISABILITY OR INCOMPETENCE.

       In witness whereof, the undersigned have hereunto set their hand and seal this 24th day of September 1996.



/s/ Kurt T. Borowsky             VAN BEUREN MANAGEMENT TRUST
- --------------------

                                 /s/ Kurt T. Borowsky
                                 --------------------
                                 by:  Kurt T. Borowsky, Trustee
/s/ David J. Roy
- ----------------